SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CORCEPT THERAPEUTICS INCORPORATED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

218352102

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners, LLC

800 El Camino Real, Suite 220

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 218352102	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,767,717[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,767,717[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,717[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6%[3]
14	TYPE OF REPORTING PERSON (see instructions) OO

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 1,732,985 shares of Common Stock held of record by LVP and 34,732 shares of Common Stock held of record by LCA.

3 The percentage was calculated based upon 113,187,462 shares of Common Stock outstanding as of April 28, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 2, 2017.

CUSIP No. 218352102	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Longitude Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,767,717[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,767,717[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,717[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 1,732,985 shares of Common Stock held of record by LVP and 34,732 shares of Common Stock held of record by LCA.

3 The percentage was calculated based upon 113,187,462 shares of Common Stock outstanding as of April 28, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 2, 2017.

CUSIP No. 218352102	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,767,717[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,767,717[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,717[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 1,732,985 shares of Common Stock held of record by LVP and 34,732 shares of Common Stock held of record by LCA.

3 The percentage was calculated based upon 113,187,462 shares of Common Stock outstanding as of April 28, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 2, 2017.

CUSIP No. 218352102	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 171,610[2]
	8	SHARED VOTING POWER 2,072,717[3]
	9	SOLE DISPOSITIVE POWER 171,610[2]
	10	SHARED DISPOSITIVE POWER 2,072,717[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,244,327[2,3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0%[4]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 171,610 shares of Common Stock held of record by Ms. Bakker.

3 Consists of 1,732,985 shares of Common Stock held of record by LVP, 34,732 shares of Common Stock held of record by LCA and stock options to purchase up to 305,000 shares of Common Stock granted to Mr. Enright, all of which are currently exercisable or exercisable within 60 days after June 7, 2017.

4 The percentage was calculated based upon 113,497,462 shares of Common Stock outstanding, calculated as follows: the 113,187,462 shares of Common Stock outstanding as of April 28, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 2, 2017, plus the 305,000 shares of Common Stock subject to stock options granted to Mr. Enright that are exercisable as of or within 60 days after June 7, 2017.

CUSIP No. 218352102	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 272,281[2]
	8	SHARED VOTING POWER 2,072,717[3]
	9	SOLE DISPOSITIVE POWER 272,281[2]
	10	SHARED DISPOSITIVE POWER 2,072,717[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,998[2,3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.1%[4]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 272,281 shares of Common Stock held of record by Mr. Enright.

3 Consists of 1,732,985 shares of Common Stock held of record by LVP, 34,732 shares of Common Stock held of record by LCA and stock options to purchase up to 305,000 shares of Common Stock granted to Mr. Enright, all of which are currently exercisable or exercisable within 60 days after June 7, 2017.

4 The percentage was calculated based upon 113,497,462 shares of Common Stock outstanding, calculated as follows: the 113,187,462 shares of Common Stock outstanding as of April 28, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 2, 2017, plus the 305,000 shares of Common Stock subject to stock options granted to Mr. Enright that are exercisable as of or within 60 days after June 7, 2017.

Page 7 of 10 Pages

Explanatory Note:

This Amendment No. 8 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2008, as amended by Amendment No. 1 filed with the Commission on February 10, 2009, Amendment No. 2 filed with the Commission on February 11, 2011, Amendment No. 3 filed with the Commission on June 20, 2012, Amendment No. 4 filed with the Commission on April 1, 2015, Amendment No. 5 filed with the Commission on December 15, 2016, Amendment No. 6 filed with the Commission on March 6, 2017, and Amendment No. 7 filed with the Commission on March 22, 2017 (the “Schedule”). This Amendment is filed on behalf of Longitude Capital Partners, LLC (“LCP”), Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), Juliet Tammenoms Bakker (“Ms. Bakker”) and Patrick G. Enright (“Mr. Enright,” and collectively, the “Reporting Persons”), relating to beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of Amendment No. 7 to the Schedule. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule as previously filed.

Item 2.	Identity and Background.

Item 2(c) of the Schedule is amended and restated in its entirety to read as follows:

(c) Each of LVP, LCA and LCP is a venture capital investment entity. Each of Mr. Enright and Ms. Bakker is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Each of Mr. Enright and Ms. Bakker is a managing member of LCP and such individuals collectively constitute all officers and directors of LCP, the general partner of each of LVP and LCA, which are the record holders of certain securities of the Issuer. Mr. Enright previously served on the Board of Directors of the Issuer (the “Board”), but such service ended effective as of May 24, 2017.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule is amended by adding the following paragraph at the end thereof:

On May 24, 2017, in connection with Mr. Enright’s departure from the Board of the Issuer effective as of such date, stock options to purchase up to 5,000 shares of Common Stock that were previously granted to Mr. Enright as consideration for his service as a director on the Board were forfeited and cancelled in full.

On May 25, 2017, LVP and LCA sold shares of Common Stock in multiple open market sale transactions for aggregate gross cash proceeds of $825,323; on May 30, 2017, LVP and LCA sold shares of Common Stock in a block sale transaction for aggregate gross cash proceeds of $10,900,000; and on June 7, 2017, LVP and LCA sold shares of Common Stock in a bock sale transaction for aggregate gross cash proceeds of $35,190,000. The number of shares sold and the prices at which such shares were sold are set forth on Schedule A attached hereto, which is incorporated herein by reference. All such sales were made for general liquidity purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b), (c) and (e) of the Schedule are amended and restated in their entirety to read as follows:

(a) According to the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 2, 2017, as of April 28, 2017, there were 113,187,462 shares of Common Stock outstanding. LVP is the record holder of 1,732,985 shares of Common Stock, representing approximately 1.5% of the issued and outstanding shares of Common Stock. LCA is the record holder of 34,732 shares of Common Stock, representing approximately 0.0% of the issued and outstanding shares of Common Stock. LVP and LCA may reallocate their holdings of securities among themselves and may be deemed to beneficially own securities on an aggregated basis. LCP, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them. Ms. Bakker and Mr. Enright are the managing members of LCP and share the decision-making power of LCP with respect to the Issuer’s securities. Ms. Bakker and Mr. Enright have sole dispositive and voting power over 171,610 and 272,281 shares of Common Stock, respectively, which have been distributed to them as members of LCP. In addition, Mr. Enright holds stock options to purchase up to 305,000 shares of Common Stock, all of which are currently exercisable or exercisable within 60 days after June 7, 2017. Mr. Enright confers with Ms. Bakker prior to making any decisions relating to the voting or disposition of such stock options or the shares issuable upon exercise of such stock options, and Mr. Enright shares pecuniary interest in the shares subject to such stock options with the other Reporting Persons pursuant to a contractual relationship.

Page 8 of 10 Pages

(b) LVP, LCA and LCP have shared power to vote and dispose of 1,767,717 shares of Common Stock. Ms. Bakker and Mr. Enright, managing directors of LCP, may be deemed to have shared voting and dispositive power with respect to all such shares. In addition, Ms. Bakker and Mr. Enright have shared dispositive and voting power with respect to 305,000 shares of Common Stock subject to stock options that are currently exercisable or exercisable within 60 days after June 7, 2017, which were granted to Mr. Enright as consideration for his service as a director on the Board. Ms. Bakker and Mr. Enright have sole dispositive and voting power over 171,610 and 272,281 shares of Common Stock, respectively, which are held directly by each of them.

(c) Except as reported in this Amendment, no Reporting Person has effected any transactions in the Issuer’s securities during the 60-day period ended on June 7, 2017, the date of the last transaction reported in this Amendment.

(e) As of June 7, 2017, each of the Reporting Persons ceased to be a beneficial owner of more than 5% of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is amended by incorporating the information set forth in Item 4 of this Amendment.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2017

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

Page 10 of 10 Pages

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares	Sale Price Per Share of Common Stock
LVP	05/25/2017	66,987	$12.0785	(1)
LCA	05/25/2017	1,343	$12.0785	(1)
LVP	05/30/2017	980,350	$10.90
LCA	05/30/2017	19,650	$10.90
LVP	06/07/2017	2,941,050	$11.73
LCA	06/07/2017	58,950	$11.73

_____________

(1)	Reflects the weighted-average sale price, for multiple transactions executed at prices ranging from $11.60 to $12.30 per share. The Reporting Persons hereby undertake to provide upon request to the Commission staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the sales were effected.